[LETTERHEAD OF GLOBAL REAL ESTATE INVESTMENTS FUND]
October 23, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720
Attention: John Grzeskiewcz

Re:	Global Real Estate Investments Fund, Shares of Beneficial Interest Registration Statement on Form N-2 (as amended) File Nos. 333-160919 and 811-22322
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned issuer of the above captioned securities hereby requests that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on Monday, October 26, 2009, or as soon thereafter as practicable.
In connection with the foregoing acceleration request, the Company acknowledges that:
•	Should the Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	The Company may not assert the action of the Commission or its staff in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, GLOBAL REAL ESTATE INVESTMENTS FUND
By:	/s/ Andrew J. Duffy
Andrew J. Duffy
President